Clear Skies Solar, Inc.

200 Old Country Road, Suite 610

Mineola, NY 11501

(516) 282-7652

June 24, 2011

Mr. Jeffrey Gordon, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Re:

Clear Skies Solar, Inc.

Item 4.01 Form 8-K

Filed June 23, 2011

File No. 0-53105

Dear Mr. Gordon:

Clear Skies Solar, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated June 23, 2011 (the “Comment Letter”) regarding the above-referenced filing.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above our response.

If you have any questions regarding the response to your comment, please feel free to call me at the number indicated above.

1.

Item 304(a)(l)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  It appears that the accountant’s reports included in your December 31, 2010 and December 31, 2009 Forms 10-K included disclosure of uncertainty regarding the ability to continue as a going concern.  As such, please amend your Form 8-K and revise you disclosure accordingly.

Company response:

We have revised and filed an amendment to the Current Report to include disclosure that the accountant’s reports included in our December 31, 2010 and December 31, 2009 Forms 10-K included disclosure of uncertainty regarding the ability to continue as a going concern.

In connection with our response to the Staff’s comment set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Arthur Goldberg
Arthur Goldberg
Chief Financial Officer